77 E  LEGAL PROCEEDINGS
Since October 2003, Federated and related entities
(collectively, "Federated"), and various Federated funds ("Funds"), have been named as defendants in several class action lawsuits now pen ding in the United States District Court for the Dis trict of Maryland. The lawsuits were purportedly filed on behalf of people who purchased
, owned and/or redeemed shares of Federated-sponsored
 mutual funds during specified periods
beginning November 1, 1998. The suits are generally s imilar in alleging that Federated engaged in illegal and improper trading practices including market timing and late trading in concert with cert ain institutional traders, which allegedly caused fin ancial injury to the mutual fund shareholders.
These lawsuits began to be filed shortly after Federa ted's first public announcement that it had received r equests for information on shareholder trading activities in the Funds from the SEC, the Off ice of the New York State Attorney General ("NYAG"), and other authorities. In that regard, on November 28, 2005, Federated announced that it ha d reached final settlements with the SEC and the NYAG with respect to those matters.
Specifically, the SEC and NYAG settled proceedings ag ainst three Federated subsidiaries involving undisclo sed market timing arrangements and late trading. The SEC made findings: that Federated Invest ment Management Company ("FIMC"), an SEC-registered i nvestment adviser to various Funds, and Federated Securities Corp., an SEC-registered bro ker-dealer and distributor for the Funds, violated pr ovisions of the Investment Advisers Act and Investment Company Act by approving, but not dis closing, three market timing arrangements, or the as sociated conflict of interest between
FIMC and the funds involved in the arrangements, eit her to other fund shareholders or to the funds' board;
 and that Federated Shareholder
Services Company, formerly an SEC-registered transfer agent, failed to prevent a customer and a Federated e mployee from late trading in violation of provisions of the Investment Company Act. The NYAG found that such conduct violated provisions of New Y ork State law. Federated entered into the settlements without admitting or denying the regulators' findings. As Federated previously reporte d in 2004, it has already paid approximately $8.0 million to certain funds as determ ined by an independent consultant. As part of these se ttlements, Federated agreed to pay disgorgement and a civil money penalty in the aggregat e amount of an additional $72 million and, among other things, agreed that it would not
serve as investment adviser to any registered investmen t company unless (i) at least 75% of the fund's director s are independent of Federated,
(ii) the chairman of each such fund is independent of F ederated, (iii) no action may be taken by the fund's b oard or any committee thereof unless approved by a majority of the independent trust ees of the fund or committee, respectively, and (iv) t he fund appoints a "senior officer" who reports to the independent trustees and is responsible for monitoring compliance by the fund with applicable laws and fiduciary duties and for managing the process by which management fees charged to a fund are approved. The settlements are described in Federated's announcement which, along with previous press releases and related communications on those matters, is available in the "About Us" section of Federated's website at FederatedInvestors.com.
Federated entities have also been named as defendants
 in several additional lawsuits that are now pending in the United States District Court for the Western District of Pennsylvania, alleging, among ot her things, excessive advisory and Rule 12b-1 fees.
The Board of the Funds retained the law firm of Dick stein Shapiro LLP to represent the Funds in each of the lawsuits described in the preceding two paragraphs. Federated and the Funds, and t heir respective counsel, have been defending this litiga tion, and none of the Funds remains a defendant in any of the lawsuits (though some could potentially receive any recoveries as nominal def endants). Additional lawsuits based upon similar allegations may be filed in the future. Th e potential impact of these lawsuits, all of which seek unquantified damages, attorneys' fees,
and expenses, and future potential similar suits is unce rtain. Although we do not believe that these lawsuits wi ll have a material adverse effect on the Funds, there can be no assurance that these suits, o ngoing adverse publicity and/or other developments result ing from the regulatory investigations will not result in increased Fund redempti ons, reduced sales of Fund shares, or other adverse conseq uences for the Funds.
EDWARD JONES
In the normal course of business, Edward Jones is named,
 from time to time, as a defendant in various legal acti ons, including arbitrations, class actions, and other litigation. Certain of these legal ac tions include claims for substantial compensatory and/or punitive damages or claims for
indeterminate amounts of damages. Edward Jones is invol ved, from time to time, in investigations and proceeding s by governmental and self-regulatory agencies, certain of which may result in adver se judgments, fines, or penalties.
  The potential impact of these legal proceedings is unc ertain. As of the date of this prospectus, Edward Jones d oes not believe that any current or anticipated legal proceedings will have a material ad verse impact on Edward Jones or the Fund. However, there can be no assurance that these suits, the ongoing adverse publicity and/or other d evelopments resulting from the regulatory investigations will not result in increased Fund redemptions, reduced sales of Fund shares, or other adve rse consequences for the Fund.